C21 IS UNAWARE OF ANY MATERIAL CHANGES

VANCOUVER, November 12, 2019 - C21 Investments Inc. ("C21" or the "Company") (CSE: CXXI and OTCQB: CXXIF) announces, at the request of IIROC, that management is unaware of any material change in the Company's operations that would account for the recent increase in market activity.

About C21 Investments Inc.

C21 Investments is a vertically integrated cannabis company that cultivates, processes, and distributes quality cannabis and hemp-derived consumer products in the United States. The Company is focused on value creation through the disciplined acquisition and integration of core retail, manufacturing, and distribution assets in strategic markets, leveraging industry-leading retail revenues with high-growth potential multi-market branded consumer packaged goods. The Company owns Silver State Relief and Silver State Cultivation in Nevada, and Phantom Farms, Swell Companies, Eco Firma Farms, and Pure Green in Oregon. These brands produce and distribute a broad range of THC and CBD products from cannabis flowers, pre-rolls, cannabis oil, vaporizer cartridges and edibles. Based in Vancouver, Canada, additional information on C21 Investments can be found at www.sedar.com and www.cxxi.ca.

The CSE has not accepted responsibility for the adequacy or accuracy of this release.

Media contact: Skyler Pinnick Chief Marketing Officer and Director Sky.Pinnick@cxxi.ca +1 833 BUY-CXXI (289-2994)	Investor contact: Michael Kidd Chief Financial Officer and Director Michael.Kidd@cxxi.ca +1 833 BUY-CXXI (289-2994)